Marine Growth Ventures, Inc.
405-A Atlantis Road
Cape Canaveral, Florida 32920

March 2, 2009

VIA EDGAR

Ms. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Mail Stop 3561

Re:	Marine Growth Ventures, Inc. File No. 333-128077 Form 10-KSB: For the fiscal year ended December 31, 2007 Form 10-Q: For the quarterly period ended September 30, 2008

Dear Ms. Shenk:

The following are responses of Marine Growth Ventures, Inc. (the “Company”) to the corresponding numbered comments in the December 24, 2008 letter from the Securities and Exchange Commission (the “Commission”). The Company will file an amended Form 10-KSB for the fiscal year ended December 31, 2007, and an amended Form 10-Q for the quarterly period ended Deptember 30, 2008, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter.  If this approach is not acceptable, please advise our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180).

Form 10-KSB: For the fiscal year ended December 31, 2007
Item 6. Management's Discussion and Analysis
Results of Operations, page 16
1. We note the following with regard to your discussion of "Results of Operations" in the MD&A sections of your Form 10-KSB for the fiscal year ended December 31, 2007 and your Form 10-Q for the quarterly period ended September 30, 2008:

•	Your MD&A disclosure does not discuss the amounts recognized as "cost of sales" or the fluctuations in the amounts recognized over comparative reporting periods.
•
Your MD&A disclosure does not discuss the underlying business and operating factors or trends that have resulted in the fluctuation of certain expenses that impact your company's losses from operations. For example, you have not explained why the operating expenses related to the Pacific Aurora declined significantly in the three and nine month periods ended September 30, 2008, not have you quantified the actual amount of such expense recognized during the respective comparative periods.

•
Your MD&A disclosure does not discuss the factors contributing to material fluctuations in certain expenses classified as "Other Income (Expense)" in your statements of operations. For example, you have not disclosed the reason you received and recognized a sales tax credit in the three month period September 30, 2008 or why "other" expense increased materially in such period.

Please expand your MD&A disclosure to discuss the underlying factors and trends impacting each line item presented in your statement of operations. Your expanded disclosure should also discuss the factors resulting in infrequent or unusual items that have impacted your results of operations, such as the sales tax credit received in fiscal year 2008.

Response

We will expand our MD&A disclosure in our amended reports to discuss the underlying factors and trends impacting each line item presented in our statement of operations. Our expanded disclosure also will discuss the factors resulting in infrequent or unusual items that have impacted our results of operations, such as the sales tax credit received in fiscal year 2008.   Our proposed disclosure is as follows:

During the three months ended September 30, 2008 and 2007

Operating Expenses:  Operating expenses were $76,744 for the three months ended September 30, 2008 compared to $192,983 for the three months ended September 30, 2007.   Operating expenses decreased by $116,238 during the three months ended September 30, 2008.  This decrease can be attributed to a decrease in crew-related expenses and supplies for the Pacific Aurora. The decrease is due to cost incurred in 2007 for setting up the ship and training of the crew.  In 2008 we only maintained a skeleton crew. In 2008 we incurred a one-time inspection fee from our lender of $35,985.  For the three months ended September 30, 2008, the majority of the expenses were as follows: ship insurance was $14,644, inspection fees were $38,853, and crew-related expenses were $15,894.  For the three months ended September 30, 2007, the majority of the expenses were as follows: ship insurance was $11,473,   supplies were $50,726, security was $5,000, and crew-related expenses were $117,795.

Other Income (Expenses):  Other Income (Expenses) was ($173,627) for the three months ended September 30, 2008 and Other Income (Expenses) was $9,199 for the three months ended September 30, 2007.   For the three months ended September 30, 2008, we had an increase in expenses of $182,466.   For the three months ending September 30, 2008, the Company incurred additional loan service fees and additional interest expense due to the increase in borrowing from related parties and Greystone.  Additionally, during the three months ended September 30, 2007, the Company applied for a refund of the sales tax paid on the purchase of the Pacific Aurora in the amount of $81,770 and this refund was approved in September, 2007 by the Canadian government.

During the nine months ended September 30, 2008 and 2007

Cost of Sales:    Cost of sales were $128,125 for the nine months ended September 30, 2008 compared to $0 during the nine months ended September 30, 2007.  The increase in this expense was due to the charter hire agreement for the Babe.

Operating Expenses:  Operating expenses were $229,578 for the nine months ended September 30, 2008 compared to $311,586 for the nine months ended September 30, 2007.   This decrease of $82,008 is attributable to decrease in supplies, crew and crew training in 2007.  We are presently only maintaining a skeleton crew on the Pacific Aurora. For the nine months ended September 30, 2008 we incurred a one-time inspection free from our lender of $35,985.  For the nine months ended September 30, 2008, the majority of the expenses were as follows: ship insurance was $38,574, navigation services were $12,580, parts and supplies were $38,683, inspection fees were $46,840 and crew related expenses were $73,070. For the nine months ended September 30, 2007, the majority of the expenses were as follows: ship insurance was $49,758, supplies were $76,438, security was $5,884, and crew related expenses were $163,692.

Other Income (Expenses):  Other Expenses was $311,651 for the nine months ended September 30, 2008, and Other Expenses was$150,051 for the nine months ended September 30, 2007, an increase of $161,600 for the nine months ended September 30, 2008. The difference is primarily due an increase in interest expense of $123,839 during the nine months ended September 30, 2008.

Item 7. Financial Statements

Balance Sheet, page 25

2. Please tell us the nature of the $67,916 "Loan Reserve" reported as a current asset at December 31, 2007. As part of your response, tell us (i) why this item should be reported as an asset, (ii) the transaction(s) or factor(s) resulting in the reduction of this balance to $0 during the nine months ended September 30, 2008, and (iii) the journal entries recorded when the asset balance was reduced.

Response

The $67,916 loan reserve reported as a current asset on our December 31, 2007 balance sheet was an escrow account required by our lender for future loan payments.  During the nine months ended September 30, 2008 the lender used this escrow towards loan payments. Debit Loan Payable Greystone and credit loan reserve.

3. It appears that the $180,000 security deposit that your company expected to receive in connection with the Bareboat Sub-Charter of the M/V Babe was reported as both a receivable and a liability (i.e., "other payable — security deposit") on your December 31, 2007 balance-sheet. Given that (a) the $180,000 deposit was not received as of December 31, 2007 and (b) no liability was incurred as of December 31, 2007, it appears that the recognition of such amount incorrectly grossed up your asset and liability balances. As such, please exclude this amount from your fiscal year 2007 balance sheet in future filings. In addition, please tell us how you have recorded the reserve that was recorded against the $180,000 receivable during the nine month period ended September 30, 2008. That is, specifically tell us (i) what account was "debited" in your financial statements and (ii) whether the "other payables" balance of $195,190 at September 30, 2008 still includes the $180,000 security deposit that was reported at December 31, 2007.

Response

Per your request, in future filings we will exclude the $180,000 from the asset and liability balances.   The balance of $195,190 at September 30, 2008 does not include the $180,000, as this account is for accrued lease payments.  We recorded this transaction as follows: credited the asset other receivable $180,000 and debited other payable $180,000.

Notes to Consolidated Financial Statements

Note 5 — M/V Pacific Aurora, page 12

4. We note that you capitalized $131,725 worth of professional fees in connection with your company's purchase of the Pacific Aurora. Please tell us the specific nature of the services that your company received in exchange for the professional fees that have been capitalized. As part of your response, explain why you believe such costs qualify for capitalization and cite any accounting literature that you believe supports your accounting treatment.

     In addition, please clarify whether or not the entire $131,725 in professional fees had been paid in cash as of December 31, 2007. In this regard, we note that the statements of cash flows presented in your filings on Form 10-QSB for each quarterly period in fiscal year 2007, as well as the statement of cash flows presented in your Form 10-Q for the quarterly period ended September 30, 2008, report such amount as a cash outflow in the investing activities section of the cash flow statement. However, the statements of cash flows presented in your Form I 0-KSB for the fiscal year ended December 31, 2007, as well as in your filings on Form I0-Q for the quarterly periods ended March 31, 2008 and June 30, 2008, only report cash outflows of $69,891 related to the $131,725 in fees — while the remaining $61,834 has been disclosed within the non-cash investing activities section of your statement of cash flows. As part of your response, also tell us (i) why it is appropriate to report any portion of the professional fees within the "investing activities" section of your statement of cash flows and (ii) the nature of any amounts that have not been paid in cash, if applicable.

Response

The $131,725 worth of professional fess that we capitalized in connection with the purchase of the Pacific Aurora, were legal fees incurred by the lender and ourselves in conjunction with the purchasing of the Pacific Aurora.

The $131,725 of professional fees were not all paid in cash as of December 31, 2007.    A portion of these fees was paid directly by us, while the remaining balance was paid directly by lender and deducted from the proceeds from the loan.  The payments for these professional fees never went through our bank account and thus are listed as non-cash items. The reason that these fees are considered part of investing activities is because they were in connection with purchase of the Pacific Aurora.

Item 8a. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 39

5. In future filings, please revise your management report on internal control over financial reporting ("ICFR") to include a statement identifying the framework used by management to evaluate the effectiveness of your company's ICFR. Refer to Item 308(T) (a) (2) of Regulation S-K for further guidance.

Response

In our amended reports, and future filings, we will revise our management report on internal control over financial reporting (“ICFR”) to include a statement identifying the framework used by management to evaluate the effectiveness of the Company’s ICFR.

Form 10-Q: For the quarterly period ended September 30, 2008

Item 1. Financial Statements

Consolidated Balance Sheet, page 3

6. We note that the amount reported in your balance sheet for the "Vessel Held for Sale" reflects the price at which your company purchased the Babe. Pursuant to paragraph 34 of SFAS No. 144, the carrying value of a newly acquired asset classified as held for sale should be established based on its fair value less the cost to sell at the acquisition date. Given your company's prior unsuccessful efforts to sell this vessel both while it was under lease and through the date that you filed your Form 10-Q for the quarterly period ended September 30, 2008, please tell us if consideration was given to (i) whether the actual fair value of the vessel is less than the price at which your company purchased the asset and (ii) whether an impairment charge should be taken against carrying value of the asset. As part of your response, tell us (a) the price at which the sub-leasing party to the August 28, 2007 Bareboat Sub-Charter agreement intended to purchase the vessel, (b) the date at which your company began seeking a new buyer, (c) the price at which the vessel is currently being marketed, (d) the expected costs to sell the asset, (e) the nature of your company's marketing efforts related to this vessel, and (f) the reason you believe that the sale of the asset at its marketed price is probable within one year. In addition, please tell us whether your company has located a potential buyer as of the date of your response.

Response

Per the sub-leasing party to the August 28, 2007 Bareboat Sub-Charter agreement, the intended purchase price of the Babe was $2,840,000.

a)	Marketing began March 5, 2008.

b)	Currently marketing the Vessel at $2,800,000

c)	The estimated carrying cost and selling cost are from July 1, 2008 to June 30, 2009 are $300,000.

d)	The company has listed the vessel with Fraser Yachts Worldwide on March 5, 2008 the listing has since expired and is in discussion with various parties to list the Babe.

e)	We believe that it is possible to sell the vessel within the next 12 months given the interest we have received.

f)	We are continuing to work with the prospective buyer from the sub-lease agreement. At the present time we have not located a potential buyer.

Consolidated Statement of Operations, page 4

Please tell us why the forgiveness of $171,667 of accrued payroll by an officer of your company was accounted for as a reversal of payroll expense in your statement of operations for the nine months ended September 30, 2008, rather than a capital contribution in your balance sheet and statement of stockholder's equity. Please cite any accounting literature that you believe supports your accounting treatment.

Response

We will record this transaction in accordance with APB-26 footnote 1.

8.  Based upon your disclosure in MD&A regarding payroll and related expenses (page 11), it appears that the election of the majority of your company's officers to waive their compensation until your company recognizes sustainable revenues has significantly impacted the amount of compensation expense recognized in your statement of operations. However, we believe that your financial statements should still reflect a reasonable amount of compensation related to the services provided by those officers as (i) costs in your consolidated statements of operations and (ii) capital contribution in your consolidated statements of stockholders' deficiency. As such, please clarify whether any compensation was recognized subsequent to March 1, 2008 for services provided by officers who have elected to waive their compensation as of that date. If so, tell us how much compensation was recognized and the basis for such amount. If no compensation has been recognized for such services, please revise your financial statements to reflect an appropriate amount of payroll expense.

Response

The officers who have waived compensation have done minimal work since the waiving of their compensation.    The officer who does the majority of the work for the company is still having his payroll accrued.   Additionally, any work that is being done for the Company by employees of an entity controlled by the Chairman of the Board of Directors is capitalized to additional paid in capital.

9. In addition, we note that your company has historically utilized employees of an entity controlled by the Chairman of the Board of Directors in exchange for services provided by one of your company's employees. We also note that, historically, you have recognized expense for the services received based upon the amount by which the value of those services received exceeded the value of the services provided by your company's employee. Please tell us whether the election of the majority of your company's officers to waive their compensation until your company recognizes sustainable revenues has or will impact the amount of expense you plan to recognize for the use of employees of the entity controlled by the Chairman of the Board of Directors.

Response

The company has historically used employees of an entity controlled by the Chairman of the Board.   When the officers waived their compensation, this did impact the amount of expense incurred by those employees thus increasing the additional paid in capital amount that we have stated in our financials.  Prior to the compensation being waived, the Company had $187.50 of additional paid in capital per quarter for these services.  During the period ending March 31, 2008, the Company increased the additional paid in capital to $1,687.50 for these services.   For the periods ending June 30, 2008 and September 30, 2008 the additional paid in capital was $4,687.50 for each.

10. Please tell us the factors that resulted in the receipt and recognition of a sales tax credit in the three month period ended September 30, 2008.

Response

The Company recognized a sales tax refund for the three months September 30, 2007 in the amount of $81,770.  The Company applied for a refund of the sales tax paid on the purchase of the Pacific Aurora and this refund was approved by the Canadian government in September, 2007.  The Company had paid this sales tax in March, 2007.

Consolidated Statements of Cash Flows, page 5

11. Per your balance sheet, as well as Note 3 to your financial statements, it appears that your company paid down a significant portion of its Revolving Note "A" balance during the nine months ended September 30, 2008. However, your cash flow statement does not reflect any cash outflows attributable to financing activities. As such, it appears that cash outflows related to payments against your company's Revolving Note "A" balance may have been inappropriately netted against cash inflows from other sources and disclosed as non-cash financing activities within your statement of cash flows. It appears as though you may have also applied a similar accounting treatment to your company's acquisition of the Pacific Aurora -- despite the fact that the seller of the vessel and the lender of the funds used to acquire the vessel appear to have been separate, unrelated entities. With regard to the aforementioned transactions, it appears that you may have misapplied the guidance provided in paragraph 32 of SFAS No. 95. Please revise your statements of cash flows to separately disclose all cash inflows and cash outflows on a gross basis in the "investing activities" and "financing activities" sections of your statements of cash flows — unless such cash flows are specifically exempted from such presentation by paragraph 12, 13 or 32 of SFAS No. 95. Alternatively tell us why your statement of cash flows should not be revised. Please also refer to paragraph 31 of SFAS No. 95 for guidance.

Response

We have reviewed our cash flow statement and believe that we have followed the guidance in SFAS No 95 paragraph 32. In our supplemental disclosures of non-cash investing and financing activities we disclosed that we borrowed an additional $1,197,021 from Greystone in tern they directly paid off $1,047,021 to a stockholder and $150,000 to a related party.  In our cash flow statement for 12/31/07 we disclosed  the purchase of the Pacific Aurora and we disclosed a note from Greystone of $1,500,000 a purchase of an asset for $1,350,00 and payment of expense on the loan of $82,084 and a reserve they held in the amount of $67,916 all of these were paid directly by Greystone.  We will amend our 9/30/08 cash flow for the loan transactions relating to the Babe.

Notes to Condensed Consolidated Financial Statements

Note 4 — Fixed Assets, page 9

12. Per Note 5 to your financial statements for the fiscal year ended December 31, 2007, your company acquired a Canadian flagged vessel, the Pacific Aurora, on March 27, 2007. Per Note 4 to your financial statements for the quarterly period ended September 30, 2008, no depreciation had been taken against the Pacific Aurora as of September 30, 2008, as the vessel was not yet operational. Given that this asset is not held for sale, please explain to us in detail why no, depreciation should have been taken against the Pacific Aurora prior to September 30, 2008.

Response

No depreciation had been taken on the ship, as the ship is sitting at the shipyard and was not operational.

13. We note that as of December 31, 2007, your company intended to sell cruise timeshares aboard the Pacific Aurora. However, as of September 30, 2008, it appears that your company has revised its business plan and intends to sell condos aboard the Pacific Aurora. As the cash flows expected to be generated from selling condos aboard the Pacific Aurora would appear to differ significantly from the cash flows that would have been expected to be generated under your company's original plan to sell cruise timeshares aboard the vessel, please tell us whether you tested the carrying value of your company's vessel for impairment in connection with your company's change in business plan. If an impairment test has been performed, please describe in detail the valuation method used and related assumptions applied in determining that the carrying value of the Pacific Aurora was fully recoverable at the time of your analysis. If an impairment analysis has not been performed, please test the carrying value of the Pacific Aurora for recoverability and tell us the results of your analysis. In addition, given that you have disclosed in MD&A that you expected condo sales to begin in the fourth quarter of fiscal year 2008, please tell us whether any condos have been sold aboard the Pacific Aurora as of the date of your response. Refer to paragraph 8 of SFAS No. 144 for guidance regarding when a long-lived asset should be tested for recoverability.

Response

The Company has evaluated the carrying value of the Pacific Aurora and believes that there was no impairment necessary.  In April of 2008 we hired an outside appraiser to obtain a current valuation of the Vessel.  The valuation was in excess of our carrying amount on the books.

Our MD&A disclosure indicate that we believed we would begin selling condo’s in the first qtr of 2009.  Due to the current economic conditions   as of January 1, 2009, the Company management has decided to hold the Pacific Aurora as available for sale. We believe that the carrying value would not be impaired based our April 2008 appraisal.

Item 2 — Management's Discussion and Analysis

Liquidity and Capital Resources, page 12

14. Per your MD&A disclosure regarding your company's liquidity and capital resources, all net timeshare revenues generated by the Pacific Aurora shall be applied as mandatory prepayments to reduce the principal on your company's modified loan from Greystone Business Credit II. However, we note that your company's business plan has changed, such that your company intends to sell condos aboard the Pacific Aurora, rather than cruise timeshares. In this regard, please tell us and disclose how the change in your company's business plan impacts the circumstances under which your company must make prepayments against its borrowings from Greystone Business Credit II, if at all. Your expanded disclosure should discuss the extent to which cash generated from the sale of condos, if any, can be used for purposes other than satisfying your company's borrowings from Greystone Business Credit II — including other capital needs such as working capital and other outstanding debt. Please provide your proposed disclosure as part of your response.

Response

In future filings we will disclose “All sales generated from any activities by the company and its subsidiaries are required to repay the Greystone debt first.  The Company will need to continue to look for additional financing to fund its working capital needs.”

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 414-283-2639.  Otherwise, I look forward to hearing from you that our responses are satisfactory and that we can proceed with the preparation and filing of the amended reports.

Very truly yours,

/s/ Katherine Ostuszka
Katherine Ostuszka
Chief Financial Officer